Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Year Ended
	Feb. 2, 2013	Jan. 28, 2012	Jan. 29, 2011	Jan. 30, 2010	Jan. 31, 2009
NET EARNINGS
Income (loss) from continuing operations	$397	$278	$169	$47	$(79)
Income tax expense (benefit)	210	157	88	26	(21)
Interest expense, excluding capitalized interest	11	13	14	13	16
Portion of rents deemed representative of the interest factor (1/3)	222	218	213	217	225
	$840	$666	$484	$303	$141
FIXED CHARGES
Gross interest expense	$11	$13	$14	$13	$16
Portion of rents deemed representative of the interest factor (1/3)	222	218	213	217	225
	$233	$231	$227	$230	$241
RATIO OF EARNINGS TO FIXED CHARGES	3.6	2.9	2.1	1.3	0.6